
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                               RULES 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                                Netease.com, Inc.
                                -----------------
                                (Name of Issuer)

                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)

                                   64110 W102
                                   ----------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)

    Rule 13d-1(c)

x   Rule 13d-1(d)


* This Amendment No. 1 to Schedule 13G is deemed to amend the Schedule 13G filed on January 31, 2001.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

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CUSIP NO. 64110 W102                                           Page 2 of 8 Pages
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1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   Mr. William Lei Ding
----------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                (a)   x
                                                                                (b)
----------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   The People's Republic of China
----------------------------------------------------------------------------------------------------------------
                        5.     SOLE VOTING POWER

                               0
                        ----------------------------------------------------------------------------------------
        NUMBER OF       6.     SHARED VOTING POWER
         SHARES
       BENEFICIALLY            1,583,050,000
        OWNED BY        ----------------------------------------------------------------------------------------
          EACH          7.     SOLE DISPOSITIVE POWER
        REPORTING
      PERSON WITH              0
                        ----------------------------------------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER

                               1,583,050,000
----------------------------------------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,583,050,000 ordinary shares held in the name of Shining Globe International Limited, a British
   Virgin Islands company and a reporting person listed on the next page of this statement on Schedule
   13G.  Mr. William Lei Ding is the sole beneficial owner of Shining Globe International Limited.
----------------------------------------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

----------------------------------------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    50.4%
----------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN, HC
----------------------------------------------------------------------------------------------------------------

CUSIP No. 64110 W102                                           Page 3 of 8 Pages

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   Shining Globe International Limited
----------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                     (a)  x
                                                                                     (b)
----------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
----------------------------------------------------------------------------------------------------------------
                        5.     SOLE VOTING POWER

     NUMBER OF                 0
       SHARES           ----------------------------------------------------------------------------------------
    BENEFICIALLY        6.     SHARED VOTING POWER
      OWNED BY
        EACH                   1,583,050,000
      REPORTING         ----------------------------------------------------------------------------------------
     PERSON WITH        7.     SOLE DISPOSITIVE POWER

                               0
                        ----------------------------------------------------------------------------------------
                        8.     SHARED DISPOSITIVE POWER

                               1,583,050,000
----------------------------------------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,583,050,000 ordinary shares held in the name of Shining Globe International Limited.
   Mr. William Lei Ding is the sole beneficial owner of Shining Globe International Limited.
----------------------------------------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

----------------------------------------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    50.4%
----------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
----------------------------------------------------------------------------------------------------------------

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CUSIP No. 64110 W102                                           Page 4 of 8 Pages



Item 1(a).     NAME OF ISSUER
               --------------

               This statement relates to the Ordinary Shares (the "Ordinary Shares") of Netease.com, Inc., a Cayman Islands company (the "Company").

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
               -----------------------------------------------

               The principal executive offices of the Company are located at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing 100738, The People's Republic of China.

Item 2. Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13G on behalf of Mr. William Lei Ding, a citizen of The People's Republic of China ("Mr. Ding") and Shining Globe International Limited, a British Virgin Islands company ("Shining Globe") (each a "Reporting Person" and collectively, the "Reporting Persons"). Mr. Ding is the sole beneficial owner of Shining Globe International Limited. Consequently, Mr. Ding may be deemed to control Shining Globe International Limited and share with Shining Globe voting and dispositive power over the Ordinary Shares of the Company held by it.

               MR. DING

               (a) Name of Person Filing: William Lei Ding
               (b) Address of Principal Business Office: c/o Netease.com,
                   Inc., Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing 100738, The People's Republic of China
               (c) Citizenship: The People's Republic of China
               (d) Title of Class of Securities: Ordinary Shares
               (e) CUSIP Number: 64110 W102

               SHINING GLOBE

               (a) Name of Person Filing: Shining Globe International
                   Limited
               (b) Address of Principal Business Office: c/o Netease.com, Inc.,
                   Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing 100738, The People's Republic of China
               (c) Place of Organization: Shining Globe is organized
                   under the laws of the British Virgin Islands.
               (d) Title of Class of Securities: Ordinary Shares
               (e) CUSIP Number: 64110 W102

Item 3.        IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR
               --------------------------------------------------------------
               240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
               ---------------------------------------------------------

               (a) [ ] Broker or dealer registered under section 15 of the
                       Act (15 U.S.C.

CUSIP No. 64110 W102                                           Page 5 of 8 Pages

                   78o)

        (b) [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

        (e) [ ]   An investment adviser in accordance with section 240.13d-1(b)
                  (1)(ii)(E)

        (f) [ ]   An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

        (g) [ ]   A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

        (h) [ ] A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S.C.1813)

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j) [ ]   Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

        Not applicable

Item 4. OWNERSHIP
        ---------

        The following information with respect to the ownership of the Ordinary Shares of the Company by the persons filing this statement is provided as of February 13, 2004. The percentage amounts are based on 3,139,337,789 Ordinary Shares outstanding as of May 31, 2003, as set forth in the Company's Report on Form 20-F for the year ended December 31, 2002 filed with the SEC on June 27, 2003.

        Because Mr. Ding is the sole beneficial owner of Shining Globe, Mr. Ding may be deemed to control Shining Globe and share voting and dispositive power with Shining Globe over such Ordinary Shares of the Company held by it.

        MR. DING

        (a) Amount beneficially owned: 1,583,050,000
        (b) Percent of class: 50.4%
        (c) Number of shares as to which such person has:
            i.    sole power to vote or to direct the vote: 0
            ii.   shared power to vote or to direct the vote: 1,583,050,000
            iii.  sole power to dispose or to direct the disposition: 0
            iv.   shared power to dispose or to direct the disposition:
                  1,583,050,000


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CUSIP No. 64110 W102                                           Page 6 of 8 Pages

          SHINING GLOBE

          (a) Amount beneficially owned: 1,583,050,000
          (b) Percent of class: 50.4%
          (c) Number of shares as to which such person has:
              i.    sole power to vote or to direct the vote: 0
              ii.   shared power to vote or to direct the vote: 1,583,050,000
              iii.  sole power to dispose or to direct the disposition: 0
              iv.   shared power to dispose or to direct the disposition:
                    1,583,050,000

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
          ---------------------------------------------------------------

          Not applicable

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          ------------------------------------------------------------------
          THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          ------------------------------------------------------------

          The subsidiary, Shining Globe International Limited, which acquired the security being reported on is a Reporting Person in this statement on Schedule 13G.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          ---------------------------------------------------------

          The members of this group are set forth as Reporting Persons in this statement on Schedule 13G.

Item 9.   NOTICE OF DISSOLUTION OF GROUP
          ------------------------------

          Not applicable

Item 10.  CERTIFICATION
          -------------

          Not applicable

CUSIP No. 64110 W102                                           Page 7 of 8 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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                                  Dated: February 14, 2004



                                           /s/ William Lei Ding
                                  ----------------------------------------
                                  Mr. William Lei Ding



                                  Shining Globe International Limited




                                            /s/ William Lei Ding
                                  By:  -----------------------------------
                                  Name:  William Lei Ding
                                  Title: Sole Beneficial Owner and Manager
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